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Israeli Oil and Gas Industry Update

June 30, 2004 - Ratio Drops Off-Shore Rights

Ratio Oil Exploration, an Israeli public limited partnership listed on the Tel-Aviv Stock Exchange, announced today that it returned its interests in two off-shore exploration licenses, the Asher Yam Tzafon and Asher Yam Darom. Ratio had held a 10% working interest in each of those licenses. Following the return of its interests in the Asher licenses and its earlier reported abandonment of its rights in the on-shore Zohar license (see June 6, 2004 item), Ratio continues to hold a small fractional (0.42%) working interest in the Isramco-operated Med-Ashdod lease on which Isramco is preparing to drill a deep off-shore oil test (see April 25, 2004 item).

June 30, 2004 - Government to Provide Additional Funds to Neteivei Gaz

The Economic Affairs Cabinet of the Israeli government approved yesterday the investment of an additional $30 million in Neteivei Gaz, the Israeli national gas company. The funds are intended for the planning and development of the on-shore segments of the Israeli natural gas pipeline network.

June 30, 2004 - International Interest in Privatization of Pi-Glilot Tank Farm Company.

It is reported that Vopak, one of the largest energy infrastructure companies in Holland, with operations in 29 countries around the world, has expressed an interest in purchasing the Israeli petroleum and LPG tank farm operator, Pi-Glilot. Pi-Glilot is 50% owned by the Israeli government and 50% by the three largest gasoline marketing companies in Israel. The government has announced its interest in selling its interests in the company. To date the Paz, Delek, Sonol and Dor-Alon, the four largest gasoline marketing companies in Israel have indicated interest in purchasing the government's position. According to the reports, the government is interested in finalizing the sale of its interest in Pi-Glilot before embarking on the privatization of the Oil Refineries (see June 16, 2004 item).

June 30, 2004 - Finance Ministry Committee Rejects Ofer Brothers Revised Rotem Plant Proposal as Non-Compliant.

According to reports, the Tender Committee of the Ministry of Finance announced recently that the OPC Rotem joint venture's revised proposal for constructing and operating the Mishor Rotem independent power plant (see June 7, 2004 item) was still deficient and non-compliant with the terms of the tender as a result of several qualifications put on the revised plan and the failure to provide details of its financing proposal or a letter of a bank supporting the proposal. The committee gave the group a one month extension to provide a complying offer, failing which it is reported the tender will be cancelled.

June 25, 2004 - Rate of Increase of Public Energy Usage Triple that of Private Sector - Proposed Legislation to Require Energy Saving Measures in Public Sector.

Cost of energy use (fuel and electricity) by the public sector (government offices, local authorities, security forces, hospitals, schools, etc.) in Israel has increased by 800% since 1980. Private sector costs have increased by only 250% in the same period. This increase has over the past several years threatened the ability of Israel's power sector to meet the country's needs and have reduced the country's reserves of electricity generating capacity to dangerously low levels. To deal with the problem, several members of the Knesset, Israel's parliament, have proposed legislation to require public institutions to adopt energy savings measures. Under the proposal, public institutions would be required to increase energy efficiency by 30% over the next 20 years, 1.3% annually, thus saving the public purse over the period hundreds of millions of New Israeli Shekels.

June 25, 2004 - Natural Gas Sector Conference Provides Industry Updates.

At a conference yesterday sponsored by the Israeli Petroleum Institute, senior participants in the Israeli natural gas sector provided the following updates:

  British Gas commits to sell natural gas to Israel at $2.40 - $2.80 per MMBtu. John Field, head of British Gas' Israeli operations, so informed the conference saying that if BG's reserves off-shore Gaza would not be sufficient, it would guarantee supply from other BG reserves in the Middle-East. (BG owns major reserves of natural gas off the Egyptian coast.) It was also reported by industry sources that BG would be investing $400 million in the Israeli power plants to be built by the Ofer Brothers group for a 50% position in those plants, which are planned to have a combined generating capacity of 1200 megawatt (see April 21 item).
  Neteivei Gaz - Israel National Natural Gas Company - set to commence construction of on-shore pipeline network. Dan Vardi, Managing Director of Neteivei Gaz, told the conference that the company would issue the first international tenders in connection with the construction and operation of the on-shore segments of the natural gas pipeline system at the end of June. He estimated that the choice of a contractor to supervise construction of the pipeline would be made in April or May 2005. The plans call for three teams each laying 500 meters of pipe a day to work simultaneously such that the first section of the pipeline from the Ashdod landfall of the off-shore lines to the Tzipit power plant at Gezer between Tel-Aviv and Jerusalem in central Israel and the desalinization plants in Ashkelon would be ready by July 2006. Vardi said that the project would cost $240 million and would be financed by bank financing collateralized by gas supply contracts with IEC and large industrial users.
  Natural gas fuels 12% of Israel's current electricity generation and is set to increase to 50% by end of decade, according to Eli Ronen, Director General of the Ministry of Natural Resources.
  Israel Chemicals to convert plants to natural gas. Yonathan Stiebel, manager of business development at Israel Chemicals-Fertilizers, told the conference that Israel Chemicals intended to invest between $40 - $50 million in converting its plants in southern Israel to natural gas. Israel Chemicals, one of the largest consumers of energy in Israel, is part of the Israel Corporation group controlled by the Ofer Brothers. Stiebel told the conference that Israel Chemicals' use of natural gas could reach 1.2 BCM (42.4 Bcf) annually by 2010 and that the company was interested in building a large private power production plant near Sedom to supply its plants in the Dead Sea area, but that no specific plans could be made until the date for the natural gas pipeline's arrival in the region became clearer. Current plans call for the pipeline to reach the Dead Sea in 2008.
  Dorad to offer electricity industry 15% cheaper than IEC. According to Doron Ezra, representative of the independent power producer Dorad at the conference, Dorad (see May 23 and May 27, 2004 items) is expected to offer to supply electricity to large users at rates 15% less than those charged by IEC. According to Ezra, this will be possible because Dorad will have a smaller work force than IEC with a cheaper mix of fuels. Ezra said that Dorad was in negotiations with several large potential purchasers of its power and that the group hoped to reach an agreement with the banks financing the project by the end of 2004. He said that the plan was for the plant to come on-line by 2008.
  Infrastructures Ministry rejects Dorad request to increase Ashkelon plant capacity according to Shuki Tern, Chairman of the Natural Gas Authority. According to Stern, Dorad requested to increase the planned capacity of the plant from 800 Mw to 1200 Mw. He added the request was denied as a result of the number of requests from developers interested in IPP licenses in the Ashkelon area (see June 23, 2004 item).

June 23, 2004 - Infrastructures Minister Peritzsky Orders Reconsideration of Issuance of IPP Licenses.

Representatives of the Ofer Brothers group and British Gas demanded in a meeting with Infrastructures Minister Peritzsky that the IPP license announced as conditionally granted to the Dorad group to build an 800 megawatt plant in Ashkelon (see May 23 and May 27 items) be put out to tender. Following the meeting, Peritzsky said that he intends to reconsider the procedures for issuing IPP licenses. Dorad reacted saying that, under the regulations issued by the Ministry of Infrastructures, the issuance of licenses to build independent power plants did not require tender and that its license was legally issued.

June 22, 2004 - Peritzsky announces that Mekorot - Israel's National Water Company - in Negotiations with IPPs.

At a conference at the Technion Institute, Infrastructures Minister Peritzsky announced that Israel's national water company commenced negotiations with both the Dorad - Yam Tethys group and the Ofer Brothers - BG group, both of which were scheduled to build large independent power plants in the coming years. Mekorot is the largest single consumer of electricity in Israel with estimated annual needs of 200 megawatts.

June 21, 2004 - Givot Olam Raises $2.5 Million on Tel Aviv Stock Exchange to Drill Horizontal Leg of Discovery Well.

Givot Olam announced today that it closed its May 30, 2004 rights offering on the Tel Aviv Stock Exchange at close to the maximum offering, raising almost $2.5 million for the drilling of a 1,000 meter horizontal leg to test the production potential of its Meged 4 well discovery well (see May 3, 2004 item). Drilling is expected to commence in the fall.

June 20, 2004 - Infrastructures Minister Peritzsky Proposes to Increase Support of Petroleum Exploration in Israel and Encourage Energy Saving Measures.

It is reported that Infrastructures Minister Peritzsky will shortly present to the government for approval a program to enable the Israeli economy to deal with current high energy prices. Peritzsky presented to the Israeli government at its weekly meeting today an analysis of the effect of high energy prices on the Israeli economy and noted several possible ways of dealing with the problems faced by Israel, which are exacerbated given that 66% of the world's petroleum sources are in Moslem countries or countries with a substantial Moslem presence. He noted that the $10 increase in the price of a barrel of oil since the end of 2003 has cost the Israeli economy about $2.5 billion. Minister Peritzsky proposed that, to deal with the problem, the government adopt a coordinated policy of encouraging the use of renewable energy sources, while instituting a government program to encourage oil and gas exploration in Israel and to provide incentives for energy saving initiatives by the electricity production and transportation sectors. Among the projects mentioned by Peritzsky were the construction of a 100 megawatt solar energy power plant in the Ashalim area in the Negev, the construction of wind farms with a capacity of several hundred kilowatts, and the construction of waste to energy bio-mass generators with a capacity of up to 250 megawatts. Peritzsky said that adoption of energy efficiency standards could save up to 15% - 20% of Israel's energy requirements over the next 20 years. He also proposed that Israel give a 25% tax break for the use of dual fuel - electric and gasoline - engines in buses.

June 16, 2004 - Ministers Netanyahu and Peritzsky: Israel Oil Refineries to be Split and Privatized in Tandem.

Following years of dispute among Israeli regulators, industry experts and the owners of the Israel Oil Refineries (the Israeli government [74%] and the Ofer Brothers publicly-traded, private sector Israel Corporation [26%]) concerning the future of the Refineries following the expiration in 2003 of the concession originally granted by the British Mandate in the 1930s (see October 19, 2003 item), Minister of Finance Netanyahu and National Infrastructures Minister Peritzsky decided the Oil Refineries would be split into two companies, one to own the larger Haifa complex and one the smaller Ashdod facility, following which both companies would be privatized. Current thinking is to try to sell the smaller Ashdod facility to industry participants and privatize the larger Haifa facility by issuing shares on the Tel-Aviv Stock Exchange. The decision, which reportedly will be brought shortly to the Economic Cabinet for government approval, was made following receipt of the report of the Finance Ministry's London-based consultants who reportedly found that there would be purchasers for the smaller Ashdod facility and that the Ashdod facility would be able to compete with the Haifa facility. Haifa has about three times the refining capacity of Ashdod. It is planned to move forward with the sale of both refineries simultaneously with the hope that the process could be completed by the end of 2005. While it is thought that the Israel Corporation will agree with the process, both the Oil Refineries and the unions have expressed strong objection to the proposal to split the Refineries into two, a process which they feel will act to the detriment of the Refineries in a world environment of consolidation. Several Israeli gasoline marketing companies are reported to have expressed interest in the Ashdod complex.

June 14, 2004 - British Gas: The Agreement with the Ofer Brothers Will Permit Development of the Off-Shore Gaza Gas Fields.

Senior officials of British Gas are reported to be acknowledging for the first time that BG will develop its off-shore Gaza natural gas field even if the Israel Electric Company does not purchase any of the gas. According to the General Manager of BG's Israeli Operations, John Field, the recently signed joint venture agreement with the Ofer Brothers for the establishment of independent power plants in Israel (see April 21, 2004 item) will create sufficient demand to justify development of the field. He said that a 1,200 megawatt demand would be sufficient and that the venture with Ofer Brothers should create such demand. Field said that BG would try locating additional industrial purchasers for its Gaza gas in Israel. He said that, under the terms of the agreement under negotiation with the Ofer Brothers, BG would not establish independent power plants with parties other than the Ofer Brothers.

June 14, 2004 - Antitrust Authority Requests Clarifications Concerning Proposed Acquisition of the Tan Gasoline Chain by the Alon Group

The Alon gasoline marketing chain, the fourth largest in Israel (155 stations) announced the acquisition of the Tan chain (25 stations) the fifth largest in Israel for an estimated $37 million, subject to regulatory approval. Prior to approving the acquisition, the Israeli Antitrust Authority has requested clarification on the future of competition in the Israeli market for diesel fuel. The concern arises from the fact that Tan is the low cost supplier of diesel fuel, with prices substantially below those of the four larger chains. Approval of the merger would result in Alon becoming the third largest gasoline marketing group in Israel with over 200 stations, replacing the Sonol group. Paz, Delek and Sonol are currently the three largest gasoline marketing companies in Israel.

June 11, 2004 - Pi-Glilot Tank Farm Closes After Decades on Tel-Aviv's Northern Border.

After decades of serving as Israel's major tank farm and over 17 years of dispute over the hows, whens and wheres of its closing, the last 500 tons of LPG were moved out and the Pi-Glilot tank farm closed. Until recently between 5,000-6,000 tons of gas were stored at Pi-Glilot, which is located next to the busiest traffic intersection in Israel, just north of the upscale Ramat Aviv neighborhood of Tel-Aviv and just south of Ramat-Hasharon, an affluent Tel-Aviv suburb. Relocation of the farm has been under consideration and in dispute since 1987. A failed terrorist attempt in May 2002 to set a bomb off in the farm, led to the final decision to it. Plans for the 500 acre site on some of Israel's prime real estate include residential and recreational use. Jurisdictional battles between Tel-Aviv and Ramat-Hasharon have only just begun.

June 9, 2004 - Agreement Between Egypt and Israel for Supply of Egyptian Gas to Israel Expected within Weeks

Diplomatic sources are reported to have said that an agreement between the Egyptian and Israeli governments to provide a political umbrella for the gas purchase agreement between IEC and EMG (see May 25, 2004 item) would be signed within several weeks. The agreement reportedly will be signed by Israeli Foreign Minister Shalom and Infrastructures Minister Peritzsky with the Egyptian Foreign and Petroleum Ministers signing on behalf of Egypt. Provision of the political umbrella for the $2.5 billion long-term gas purchase transaction reportedly was agreed to on June 7 at a meeting in Cairo between Egyptian Prime Minister Mubarak and Israeli Foreign Minister Shalom. Under the agreement the Egyptian government will guarantee the supply of gas to and the Israeli government will guarantee its purchase by the Israel Electric Company.

June 9, 2004 - Israeli Government to Buy Desalinated Water for the First Time from a Private Enterprise.

A private-initiative desalinization plant at Kibbutz Ma'agan Michael on the Mediterranean coast south of Haifa was opened yesterday. The plant constructed at a cost of $9 million will supply 8.5 million cubic meters a year to some 85,000 persons mostly in Haifa. The source of the water to be processed by the plant is from brackish springs located near the Kibbutz. The water will be purchased from the plant by Mekorot, the Israeli national water company, at a cost of 35 cents per cubic meter, 6 cents per cubic meter more than Mekorot's average cost of water, and about between 20-30 cents less than the cost per cubic meter of sea water desalinization plants to come on line in the next several years. The Ma'agan Michael plant is a joint venture between the Kibbutz and Ionics, an American international water supply company.

June 8, 2004 - Independent Power Producer Regulations Issued.

Infrastructures Minister Peritzsky issued yesterday the regulations for independent power production which will enable for the first time development of competition in the power production sector. In the context of the regulations, the government will provide to independent producers a financial safety net in the form of a "take or pay commitment" to purchase at 80% of the IEC tariff power produced that the IPP was not able to sell to end-users. According to Peritzsky, this would guarantee coverage of an IPP's capacity and base fuel costs, but would not ensure a profit factor with the result that the producer would be encouraged to take all possible steps to find end-users. The safety net would be provided to independent producers with plants of at least 12 megawatt generating capacity. The regulations also provide that small power producers, producers with cogeneration plants and those using renewable fuel sources (hydro, wind and solar) would be guaranteed the ability to sell electricity to IEC at IEC's full tariff. It is expected that the "Dorad" plant will be the first to receive a license under the new regulations (see May 27, 2004 item). "Dorad" is currently in contact with the Ministry of Defense, Mekorot - the Israel National Water Company, the Department of Public Works, desalinization and other large industrial users in the Ashkelon area concerning possible power supply contracts.

June 7, 2004 - Ofer Brothers - Siemens Group Accepts Ministry of Finance Proposal to Build Mishor Rotem Power Plant.

O.P.C. Rotem, the joint venture between the Ofer Brothers group and Siemens reportedly informed the tender committee in the Ministry of Finance that it accepted the Israeli government's latest proposal for building the Mishor-Rotem power plant. The acceptance hopefully will bring to an end the ongoing dispute between the joint venture and the Controller General in the Finance Ministry concerning the award of the international tender to build the plant (see December 8, 2003 item). Under the agreement, the government would recognize $250 million of the amounts invested by O.P.C. (approximately $300 million) for purposes of fixing the rates the group would receive for electricity sold to the Israel Electric Company. On completion, the Mishor Rotem plant will have a capacity of approximately 400 megawatt.

June 7, 2004 - IEC in Negotiations with Siemens to Convert the Gezer Power Plant to Gas.

The tender committee of IEC's board of directors approved last week commencement of negotiations with Siemens to convert the four turbines in IEC's Gezer power plant to gas. The project would include rehabilitation of the four units and upgrading the plant's control and anti-pollutant systems. Siemens (a German manufacturer of heavy industrial equipment) was the supplier of the plant's original equipment. The plant's four generating units, with a 600 megawatt combined capacity, currently operate on No. 2 fuel oil (diesel).

June 6, 2004 - Ratio and Sdot Neft Abandon Interests in Zohar License - Lahava Sole Remaining Holder.

According to recently filed quarterly reports of Ratio Oil Exploration and Sdot Neft Exploration, two public Israeli limited partnerships traded on the Tel-Aviv Stock Exchange, both Ratio and Sdot Neft abandoned their 25% (combined) working interest in the Zohar exploration license. The Zohar license currently covers a 33,800 dunam (approximately 8450 acre) tract outside of Arad in the Negev plateau overlooking the Dead Sea rift valley. The license is limited in depth to the base of the Zohar formation (mid-Jurassic era) approximately 1,500 meters (5,000 feet) below surface. With the abandonment by Ratio and Sdot Neft of their interests, the license is held solely by Lahava, a private Israeli limited partnership acquired earlier this year by Ness Energy International, a public American company.

June 4, 2004 - "Ha'aretz" Publishes Article Discussing Some Current and Historical On-shore Exploration Activities in Israel - Petroleum Commissioners Confirm Givot Olam Discovery

The Weekend Magazine of "Ha'aretz", a highly respected Israeli daily, published a major article reviewing several current on-shore exploration projects in Israel, including Givot Olam's Meged project (see May 3 and April 4, 2004 items) and Lapidoth's plans for additional exploration activity in the Heletz oil field (see November 24, 2003 item). The article also reviews some of the history of oil and gas exploration in Israel, including the discovery of the Heletz field in 1955.

In discussing Givot Olam's recent, May 3 and April 4 announcements concerning its findings in the Meged field. Dr. Ya'akov Mimran, Israel's new Petroleum Commissioner is quoted as saying that "Givot Olam did not mislead and is not misleading the public in its reports." Dr. Yehezkel (Charlie) Druckman, Mimran's predecessor, is quoted as saying: "[Givot Olam] found oil. That's a fact. Personally, I believed back in the 1980's that there was oil in that area, but I was skeptical about their ability to produce a commercial quantity. After they did further drilling at our request, they proved that they met the criteria of a 'Discovery'. The oil is from a new source, and of excellent quality. And it is also spread out over a large area."

Givot Olam's Meged field is located just south of Zion's Ma'anit-Joseph license.

An English language version of the article in an edited format is available at

  Part one: http://www.haaretz.com/hasen/spages/434666.html
  Part two: http://www.haaretz.com/hasen/spages/434656.html
On April 9, 2004, "Ha'aretz" published an extended article on Zion Oil & Gas and its Joseph Project titled "Texan's Prayers for Oil May Just Be Answered." The article is available from the Ha'aretz Archives which are accessible from the "Ha'aretz" homepage at http://www.haaretz.com, click on "Haaretz Archive".

June 1, 2004 - Electricity Authority to Encourage Non-Polluting Power Production.

The Authority for Public Services (Electricity Authority) has prepared a draft proposal to implement regulations to encourage power production from non-polluting renewable energy sources (wind, solar, hydro, etc.). The draft proposal provides that producers of clean energy will be entitled to a premium based on the extent of reduction of pollutants released by the facility. The maximum premium will reach 10 agurot (approx. 2.2 cents) per kilowatt hour. David Asousse, the Authority's Chairman, said that issuance of the regulations is part of the plan to implement the government's decision to increase the power production from renewable fuel sources to 2% of total electricity production by 2007 and 5% by 2016.

June 1, 2004 - IEC Board Approves Agreement to Lay Off-Shore Gas Pipeline.

IEC's board of directors last week approved the agreement with the Israeli government and Netevei Gaz, the Israel government owned natural gas pipeline company, for the construction of the off-shore segment of the natural gas transportation pipeline network. The cost of the project to be estimated at $250 million. The agreement provides for IEC to complete the connection of Tel Aviv's Reading power plant to the pipeline by the end of 2004 and the whole project by the end of 2005. IEC as the project's contractor will work under the supervision of a committee consisting of senior government and Netevei Gaz officials. Under the agreement, IEC will build an off-shore gas pipeline from Ashdod to the Dor Beach coast and an on-shore pipeline from Dor Beach to the Hagit power plant on the Carmel. IEC will also build the short connecting lines to the Reading power plant and to the Hadera industrial park.

May 31, 2004 - Issues Still Open on the Israeli-Egyptian Gas Purchase Agreement - Egyptian Parliamentarians Oppose Transaction.

Several major issues remain to be resolved before the long term Israeli-Egyptian gas purchase deal can be finalized (see May 24, 2004 item). Israeli Infrastructures Minister Peritzsky said at a seminar at Israel's Technion Institute of Technology that a review of the actual resolution of IEC's board of directors approving the Heads of Agreement reveals that transaction is not finalized and several major issues remain open for negotiation before the final Detailed Agreement can be signed. Among these issues are the terms of the bank guarantee to be given by IEC to EMG and the security to be given by EMG to ensure that the EMG pipeline will be operative in a timely fashion. The approval is also subject to IEC reaching an agreement with the government natural gas company, Netevei Gaz, on compensation in the event the Israeli pipeline is not ready in time. At the same time, opposition to the transaction is growing in Egypt and members of the Egyptian parliament identified with the Moslem Brotherhood are demanding clarifications from the government. Opposition newspapers and a former Egyptian Petroleum Minister are claiming that the transaction should await resolution of the current unrest in the Palestinian authority and the recommencement of negotiations between the Israelis and Palestinians,

May 31, 2004 - Gazprom to Consider Investment of Several Hundred Million Dollars in Off-Shore Infrastructures Corridor between Turkey and Israel.

Alexei Miller, Chairman of Gazprom, the Russian natural gas company, met yesterday with Infrastructures Minister Peritzsky. They discussed the possibility of Gazprom investing in the Israeli natural gas sector, including investment in the off-shore Turkish-Israeli infrastructures corridor currently under study by the Israeli Ministry of National Infrastructures (see April 21, 2004 item).

Miller said that Gazprom is very interested in getting involved in the Israeli natural gas sector and will consider the possibility of investing in the off-shore infrastructures corridor. No numbers were mentioned, but according to reports sources in the Infrastructures Ministry mentioned that the numbers being discussed are on the order of hundreds of millions of dollars. Gazprom, which is the largest natural gas company in the world, has a serious interest in involvement in the Israeli natural gas market. It proposed on several occasions building the on -shore segments of the Israeli natural gas pipeline system. But its primary interest is the sale of natural gas from its Russian fields to Israel. Peritzsky sees Gazprom as a possible third supplier of natural gas to IEC and Israeli industry, thus reducing Israel's dependency on Egyptian gas after Israel's existing natural gas reservoirs are depleted within the coming 10 years. Gazprom would supply its gas from its fields in Russia by a Black Sea pipeline to Turkey and from there via an off-shore pipeline from Turkey to Israel, which pipeline would be a central element of Peritzsky's infrastructures corridor.

May 27, 2004 - Dutch Investment Company to Take a 26% Interest in Dorad's $250 Million Independent Power Plant Project - Private Power Production to Receive Government Incentive.

Brabant Park, the Dutch investment company, is reported to have agreed to purchase a 26% interest in the 800 Mw independent power plant to be developed by the Dorad group south of Ashkelon. According to the reports the Brabant Park investment will be $125 million for a 26% interest in the project which is estimated will cost $250 million. Natural gas to fuel the plant will be supplied by the Israeli-American Yam Tethys consortium from its gas fields in the Mediterranean off-shore Israel. Yam Tethys has an option to acquire 15-25% of the Dorad project (see May 23, 2004 item).

The Dorad group also signed a Memorandum of Understanding with Zorlo, the multi-billion dollar Turkish engineering and electronics group, for the plant's construction and its operation and maintenance over a 25 year period. The contract is reportedly valued at $1 billion. The MOU was signed on May 25 in Ankara with the participation of the Prime Minister and Minister of Energy of Turkey and the Israeli Minister of National Infrastructures, Peritzsky. Dorad estimates that construction of the plant will be completed within two-three years following commencement of construction.

In discussing the project, Minister Peritzsky said that he was considering Dorad's request to expand the project's size from an 800 Mw plant to 1,200 Mw. Peritzsky also said that the regulations to enable Dorad to receive a license for independent power production should be ready within a month, following completion of their consideration by the Electricity Commission. Within the context of these regulations Peritzsky disclosed that the government would provide IPPs with a safety net commitment to purchase excess power generation not sold to end-users. However, he said that the price to be paid by the government would be lower than IEC's rates in order to incentivize the independent power producer to sign agreements directly with end-users.

May 25, 2004 - Minister Peritzsky: Government Should Encourage Oil and Gas Exploration by Providing Safety-Net to Investors - Must Avoid Reliance Solely on Foreign Suppliers.

National Infrastructures Minister Peritzsky stated that the Israeli government should involve itself again in oil and gas exploration by providing a safety net to investors in exploration. Peritzsky made these comments in the context of the decrease over the past several years of investments in drilling exploratory wells. He said that the government had to encourage continued exploration to ensure a long-term local source of natural gas. He said that Israel must avoid relying solely on foreign suppliers given estimates that local sources will be depleted within 10 years. "The government should guarantee to persons investing in exploration that it will purchase from them a certain minimum quantity of gas over a stated period over time. The gas to be purchased will be used as a national strategic reserve."

Peritzsky said that his initiative has received encouragement from the Minister Shitreet in the Finance Ministry and the outgoing Director General of the Prime Minister's office, Yitzhaki. He said that a proposal along these lines will be prepared for submission in the near future to the government: "If we don't support natural gas exploration, there will be no exploration and there will be no Blue and White [Israeli] gas" Peritzsky declared.

Peritzsky's position is a break from the traditional position of the Israeli government which decided at the beginning of the 1990s that the government would get out of the oil and gas exploration and production business. In line with this decision, all government holdings in oil and gas E&P and oil field services companies (INOC, Naphta, Lapidoth) were divested in the early 1990s.

May 25, 2004 - Jordanian Businessmen Propose to Build Power Plants in Jordan to Supply Electricity to Israel.

It is reported that Jordanian businessmen approached Israeli Minister of National Infrastructures Peritzsky with a request that he consider the possibility of building independent power plants Jordan to supply electricity to Israel. The approach was made at the World Economic Forum meetings in Jordan last week. The conference was considering the development of regional water, electricity and energy infrastructures. From the proposals, it appears that the Jordanians are interested in building gas turbine plants to use Egyptian gas to be supplied to Jordan. The gas would be from the same fields from which Egypt would be selling directly to Israel, and would be transported to Jordan by the trans-Sinai pipeline which crosses to Jordan under the Gulf of Aqaba. The pipeline has substantial excess capacity given the limited Jordanian markets for natural gas. Egypt supplies natural gas to Jordan at substantially lower prices than it will supply gas to Israel, and as a result it is thought that the price of Jordanian electricity sold to Israel may also be low. Minister Peritzsky said the proposal was worthy of consideration and that its implementation would aid in the solution of the shortfalls in Israel's electricity generating capacity. He added that the proposal coincides with the Ministry of Infrastructure's policy of privatizing electricity generation and encouraging cooperation with Jordan in the generation and use of electricity, including the interconnection of the Israeli and Jordanian power grids, and should reduce the costs of electricity in both countries.

May 25, 2004 - IEC to Buy $2.5 Billion Worth of Egyptian Gas.

The Board of Directors of the Israel Electric Company last night approved by majority vote the Heads of Agreement for the purchase of 25 BCM (882.5 Bcf) of Egyptian natural gas over a 15 year period. The value of the transaction is estimated at $2.5 billion. The agreement presented to directors will be signed by EMG, an Egyptian-Israeli consortium of which 10% is owned by the Egyptian National Gas Company and 25% by the Israeli Merhav group. The rest of EMG is owned by a group of Egyptian businessmen and banks. Under the preliminary Agreement, during the first year commencing July 2006, IEC will purchase 1.2 BCM (44.4 Bcf) of gas and 1.7 BCM (60 Bcf) annually thereafter for the remaining 14 years. Negotiations of the final agreements will commence immediately with the intention that they be finalized in the coming months.

IEC Chairman Eli Landau said that the transaction is a strategic one for IEC in that it provides IEC access to the Egyptian gas fields for an extended period at prices less than those customary in Europe. He acknowledged that the transaction was not without its risks, but without a realistic alternative its advantages are significant. Landau added that in the future IEC would require a third supplier of natural gas, in addition to Yam Tethys and EMG. In the context of the transaction, IEC will provide a $180 million bank guarantee which may be enforced if IEC does not meet its purchase commitments or if IEC or the Israeli government decides to cancel the contract. IEC will discuss with the Israeli government the means by which IEC's two biggest risks can be neutralized - the risk that the Israeli on-shore gas pipeline will not be completed by mid-2006 and the risk that the off-shore pipeline from Egypt to Israel will not be timely completed.

May 23, 2004 - Yam Tethys Signs $900 Million Agreement to Sell Natural Gas to Dorad Independent Power Production Project - Takes Option to Purchase 15% - 25% of Project.

It was announced today that two Agreements in Principle were signed between Dorad Energy and the Yam Tethys consortium consisting of Noble Energy Mediterranean Ltd., Delek Drilling and Avner Oil Exploration. Both Agreements are subject to final agreement and regulatory approvals.

Pursuant to one of the agreements, the Yam Tethys consortium will supply to Dorad's 800 Mw power plant to be build south of Ashkelon 10 BCM (353Bcf) of natural gas over a 15 year period. The plant is expected to come on line at the beginning of 2007. It is estimated that the value of the contract is about $900 million. In the context of the Agreement in Principle, Dorad agreed not to enter into negotiations with any other potential supplier during a fixed period and Yam Tethys agreed not to sign any agreement with another end-user during the period which would result in Yam Tethys' not being able to fulfill its commitments to Dorad. Under the second Agreement, the members of the Yam Tethys consortium would purchase a 15% to 25% interest in Dorad in consideration of a proportionate equity investment and a commitment to bear its pro-rata of the costs of the project through financial closing.

May 21, 2004 - Yam Tethys Consortium Sells $5.3 Million of Natural Gas to IEC in Six Week Period in First Quarter of 2004.

The Delek group members of the Yam Tehtys Consortium (Delek Drilling and Avner Oil Exploration) reported for the first time in their financial statements for the first quarter of 2004 income from sales of natural gas to the Israel Electric Company for use in its Eshkol power plant in Ashdod. From analysis of the reported information, sales of gas to IEC over an approximately six week period commencing mid-February 2004 when first sales commenced through March 31 by all members of the consortium amounted to approximately $5.3 million net of royalties. (The Israeli government is entitled to a royalty in the amount of 12-1/2% the proceeds of all sales of gas by the consortium after deduction of production and transportation expenses.)

May 18, 2004 - Egyptian Government Approves Agreement to Sell to IEC up to 4.3 Tcf of Natural Gas over 20 Year Period.

It was reported today that the government of Egypt authorized the Egyptian National Gas Company to sell up to 120 billion cubic meters (4.3 Tcf) of natural gas, at an aggregate price of $2.5 billion, to the Israel Electric Company over a period of up to 20 years. The Heads of Agreement is scheduled to be presented to IEC's Board of Directors for approval on May 20. Included among the documents distributed among IEC's directors in preparation for the meeting was an undertaking signed by Egypt's Ambassador to Israel, Muhammed Basiouni, in which the Egyptian government instructs its wholly-owned Egyptian National Gas Company to sell natural gas to IEC in amounts of up to 7 BCM (247 Bcf) annually for a period of up to 20 years. Under the agreement, Egypt would commit to sell gas to IEC over a 15 year period. IEC would have an option to extend the agreement by an additional 5 years. From the pricing formula, it appears that the price of the gas will be 40% lower than prices current in Europe over the past several years. The Egyptian National Gas Company is also a partner in EMG, the Israeli-Egyptian joint venture with the rights to build an off-shore gas pipeline from the Sinai to Israel. If the Heads of Agreements is approved by IEC's Board, it is expected that a definitive agreement can be completed and signed within the coming months.

The IEC committee responsible for IEC's natural gas project reportedly feels that the transaction is worthwhile and will provide a long-term fuel supply solution for the 8 gas turbine power plants being built by IEC at cost of $2 billion. Sources in IEC reportedly say that the transaction is even more worthwhile than the deal signed with the Yam Tethys consortium for off-shore Israeli gas. IEC directors will have to decide whether to provide a $180 million bank guarantee being demanded by EMG. The bank guarantee is required to secure IEC's "take or pay" commitment in consideration of which EMG will construct the off-shore pipeline at a cost of $300 million. It is reported that the guarantee will be a 5 year reducing guarantee which can be drawn upon only to the extent IEC does not meet its purchase commitments in any year or if the Israeli government freezes or cancels the transaction.

May 17, 2004 - President of Gazprom to Visit Israel to Advance Multi-Billion Dollar Natural Gas Project.

The president of Gazprom, the Russian giant natural gas company, Alexei Miller, is scheduled to visit Israel at the end of May for a series of business meetings and meetings with senior Israeli government officials in an attempt to advance a multi-billion natural gas project with Israel. The project involves the possible extension of an natural gas pipeline being built from Russia to Turkey to Israel and the sale of gas through the pipeline to Israel. Gazprom is also interested in participating in the construction of the planned on-shore Israeli natural gas pipeline network in which an estimated $400 million will be invested. To advance its interests Gazprom is reported considering the establishment of offices in Israel and is in discussions with potential Israeli partners.

May 12, 2004 - Lapidoth to Raise $10-20 Million for Oil and Gas Exploration in the Heletz Field Region.

Lapidoth, the Israeli drilling contractor which owns the controlling interest in the Heletz oil field in the Northern Negev, announced today that it intends to establish limited partnerships to raise between $10-20 million to conduct extensive seismic surveys and drill 5 to 7 oil and gas wells in the Heletz area. The Heletz field was discovered in 1955 and since then has produced about 18 million barrels of oil. Several wells are still in marginal production. It is expected that the funds will be raised during June. Lapidoth also announced that during the first quarter of 2004, its rigs were in operation for 55 days, down from 72 days in the first quarter of 2003. It further announced that progress was being made in licensing the establishment of an LPG tank farm in Lapidoth's Heletz work camp to serve as an alternate site for the Pi Glilot farm on the Tel-Aviv - Herzelia - Ramat-Hasharon border.

May 9, 2004 - Government to Provide Safety Net to Independent Power Producers.

Meir Shitreet, Minister in the Finance Ministry responsible for infrastructure development, announced last week that the Israeli government would provide an undertaking to purchase electricity from entrepreneurs receiving licenses to develop independent power plants ("IPPs"). According to Minister Shitreet, the terms of the government's safety net would encourage IPPs to locate non-government end-users for the produced electricity. The terms of the government commitment are yet to be fixed, but it appears that the price to be paid will be set so as to cover some, but not all, of an IPP's costs, without any profit element. Shitreet said the Ministry of Finance and Ministry of National Infrastructures were working to issue rules for independent power production as soon as possible. He noted that many entrepreneurs were waiting for the issuance of the rules so that they could apply for licenses. The rules would require IEC to provide back-up supplies for IPPs in the event they were unable to meet their supply commitments due to technical problems or other reasons.

May 7, 2004 - Natural Gas Right of Way from the Off-Shore Pipeline to Hadera and Hagit Power Stations Approved.

The National Planning Commission approved the rights of way to connect the off-shore natural gas pipeline being built from Ashdod to Dor Beach just south of Atlit. The rights of way are for the on-shore sections which will tie the off-shore pipeline from its landfall at the Orot Rabin Power Plant at Givat Olga to the Hadera industrial park, and from Dor Beach landfall to the Hagit Power Plant on Mt. Carmel some 16 kms distant. The Hagit plant provides 10% of Israel's electricity needs and is currently using diesel fuel oil as its fuelstock. In order not to damage the ecologically sensitive beach environment, the landfall at Dor Beach will be by means of a horizontally drilled subsurface pipeline.

May 3, 2004 - Givot Olam Announces Progress in Preparations for Horizontal Leg in "Meged 4" - Updates Information on Reservoir Potential.

Givot Olam L.P. filed the following report with the Tel-Aviv Stock Exchange today:

"Givot Olam's drilling manager . commenced the technical preparations required for the horizontal completion of the Meged 4 well. In accordance with his recommendation, Givot Olam has ordered from foreign experts a report on the characteristics of the rocks in order to decide upon the equipment necessary for the horizontal completion. Givot Olam has been informed that this report will be completed within two months.

"Givot Olam has received from foreign experts a number of proposals to drill the horizontal leg in the Meged 4, but has not yet reached the stage of a written arrangement.

"In this connection, Givot Olam would like to direct the public's attention to current data relating to the Meged oil structure as such data appear in the request Givot Olam submitted to the Petroleum Commissioner for the purpose of the grant of the 30 year Rosh Ha'ayin I/11 lease.. The oil structure extends over an area of approximately 200 square kilometers within the lease area. The amount of oil in place is estimated at about 980 million barrels, and it is estimated that it will be possible to produce about 20% of this amount. Givot Olam also estimates that within the above estimate of this oil structure, the proven reservoir in a 20 meter thick interval (discovered in the Meged 2, Meged 3 and Meged 4 wells) contains about 350 million barrels of oil in place of which it is possible to produce 20%. These estimates may understandably change in accordance with progress of the development of the oil field, and it is possible that the amount of oil that will actually be produced will be substantially different from the estimates noted above."

April 25, 2004 - Isramco Considers Increasing Investment in Planned "Yam 3" Off-shore Well to $28 Million.

It was reported that the Isramco group is considering the purchase of the rights of Granit Ha'carmel, Middle East Energy as part of the Delek's rights in the planned "Yam 3" Off-shore well, following the recent decisions or expected decisions of those company's to forego, or limit their participation in the well. Purchase of the rights will increase the Isramco's interest in the well to 80% from the 20% it now holds, and its investment from about $7 Million to $28 Million.

The "Yam 3" well is planned to off-set the "Yam 2" well which was drilled by Isramco in 1991 about 16km west of the Palmachim coast. The "Yam 2", which was drilled to a depth of 5,400 meters (17,800 feet) was abandoned during production testing as a result of well not being able to withstand the down-hole pressure and heat. Prior to abandonment, tests indicated that the "Yam 2" had a production potential of 2,000 barrels a day. Isramco plans to drill the "Yam 3" to the same geological stratum, a Jurassic era sand, in which oil was found in the Yam 2 and then deeper the well by an additional 300 meters in light of the indications of seismic studies that an additional oil-bearing interval exists at 5,700 meters (18,800 feet). Oil was discovered in the Jurassic in Israel's on-shore Heletz field from which about 18 million barrels have been produced since the field was discovered in 1955. It is reported that Isramco estimates that there is a chance that reservoirs containing between 100-200 million barrels of oil may be discovered in the Yam 2 - Yam 3 area.

Isramco has announced that no decision has yet been taken as to whether Isramco will increase its stake in the Yam 3 well.

April 23, 2004 - The Palestinian Authority Asks to Buy Gas from Egypt through an Israeli Pipeline.

The Palestinian Minister of Energy, Azam E-Shawa, is reorted to have sent a letter to Israeli Minister of National Infrastructures Peritzsky requesting permission to purchase natural gas from Egypt through an on-shore gas pipeline to be laid from Egypt to Israel with a connecting line to Gaza. This pipeline would be in addition to the off-shore line to be built by the Egyptian-Israeli joint venture, EMG. Minister Peritzsky reportedly supports such a project, but the project's chances of implementation are considered to be small. This as a result of Egypt's undertaking to the World Bank and IMF to sell its gas only through private companies, the objection to an on-shore pipeline of Israel's security establishment because of the terrorist threat, and finally the concern that Israel will not be able to absorb the additional supply.

April 22, 2004 - Israeli Inspector General Commences Investigation of the Decision Making Process in the Natural Gas Project.

It is reported that the Israeli Inspector General, for Supreme Court Justice Eliezer Goldberg, recently opened a broad investigation into Israel's national natural gas project and has issued requests for production of relevant documents from the Israel Electric Company and others. The project, in which several billion dollars will be invested, involves multiple governmental and public bodies, as well as large commercial entities. The project has suffered from significant delays over the years and time tables have not been met. The project has been on the public agenda for 10 years. The most problematical aspect of the project over the past several years has been de decision making process as concerns both off-shore and on-shore segments of the transportation network. The Inspector General's office will investigate the international tender for the construction and operation of the transportation pipeline. The tender valued at some $400 million was cancelled by the government following several years of ups and downs. Following cancellation of the tender, the project was transferred to the public sector - the Israel Electric Company and the newly established government owned natural gas company notwithstanding attempts by several commercial entities to get involved. The investigation will also look into the negotiations to purchase Egyptian gas by IEC. A spokesman for IEC said that IEC would cooperate with the investigation.

April 21, 2004 - Construction of Off-Shore Natural Gas Pipeline Progresses - Plans for the On-Shore Pipeline Move Forward.

Infrastructures Minister Pertizsky announced that barges will start laying the off-shore natural gas pipeline next month. The pipeline will connect Ashdod, where the pipeline from the Yam-Tethys production platform lands, to the Dor beach near Atlit south of Haifa from which an on-shore pipeline will connect with the Hagit power plant on Mt. Carmel. The off-shore pipeline will also provide natural gas to the Reading power plant in Tel-Aviv. The Director General of the Infrastructures Ministry, Eli Ronen, said that the off-shore network would be completed by the end of 2004 at an investment of $100 million.

According to Dani Varelly, Managing Director of the Natural Gas Company, the company recently received about $9 million from the government to start planning the path of the on-shore pipeline. He added that it was intended shortly to sign an additional agreement under which the government would provide an additional $11 million of financings in order to fund among other requirements the activities of P.L.E., the German subsidiary of Ruhrgas, which was selected to operate the pipeline project over the coming two years. Minister Peritzsky said that it was intended to finance the rest of the project through the outside financing.

April 21, 2004 - Peritzsky Wants to Connect the Israeli and Turkish Electric and Energy Systems at Sea.

Israeli Infrastructures Minister, Joseph Peritzsky, announced that he intends to conduct a feasibility study for a joint Turkish-Israeli project in energy infra-structures and that he intends shortly to publish a tender to chose a consultant to perform the study. Peritzsky announced that the idea was to create an off-shore infrastructure corridor which would include electric lines, a natural gas pipeline and pipelines for both crude oil and refined petroleum products. The intent was to enable the transportation of products in both directions depending on the mutual needs of the two countries from time to time. Peritzsky believes that if the corridor is established Israel will be able to interconnect with the Eastern European energy networks. He said that he believed that the study would take about three months to complete.

April 21, 2004 - British Gas to Supply Gas from Gaza to Ofer Brothers Power Plants - BG Conditions Further Exploration in Israel on Sales of Gaza Gas.

It was reported yesterday that British Gas and Ofer Brothers Energy have agreed to join forces in developing energy projects in Israel with an investment of about $1 billion. Among the projects to be included in the venture are the construction of two gas fired power plants in the Negev, each with an installed capacity of 400 MW. It was reported that British Gas will supply the gas for the power stations from its gas field located off-shore Gaza.

From statements of various persons, it can be expected that implementation of the venture will face difficulties, A representative of the Ministry of Finance noted that the rights of the Ofer Brothers to construct at least one of the power plants is under scrutiny and open to challenge (see Dec. 8, 2003 item). Directors of the Israel Electric Company commented that the transaction would violate official Israeli government policy. They are reported as saying that IEC was instructed to purchase gas from Egypt in a transaction with terms much less favorable than the BG transaction, while Ofer Energy was being permitted to purchase BG's Gaza gas. Notwithstanding the official position of the Prime Minister's Office and the Foreign Ministry opposing purchasing Gaza gas and favoring purchase of Egyptian gas for security and political reasons, a ministerial committee comprising of the Minister of National Infrastructures, Peritzsky, the Minister in the Finance responsible for energy and infrastructure development, Shitreet, and the Director General of the Prime Minister's Office, Yitzhaki, recommended in early April that British Gas be admitted as the third supplier of natural gas to the Israeli market (along with the Yam Tethys consortium and Egypt through EMG) and be permitted to sell gas to independent power producers such as Ofer Brothers Energy. In a recent meeting with BG officials, Minister Shitreet reportedly requested that BG renew its gas exploration activities in Israel. In response, John Field, BG's manager of Israeli operations said that before committing to any further exploration activities in Israel, BG had to ensure itself that it could sell its Gazan gas.

April 20, 2004 - British Gas Proposes to Barter Gas from its Gaza Field for Electricity to the Palestinian Authority.

In an attempt to break the deadlock over the sale of gas from its off-shore Gaza fields to Israel resulting from Israeli concerns that proceeds from sales accruing to the Palestinian Authority would be used to support terrorist activities, BG has proposed that the Palestinian Authority receive its consideration in the form of electricity from the Israeli Electricity Company.

Minister of National Infrastructures, Peritzsky, who has long been a supporter of Gaza gas over Egyptian gas, said that the proposed transaction would be of significant benefit to IEC and would enable IEC to ensure payment by the Palestinian Authority of very substantial debts owed to IEC. Peritzsky said that the proposal would be presented in the coming days to Prime Minister Sharon. Minister Peritzsky emphasized that accepting BG's proposal would overcome concerns expressed by Sharon over the use of the monies to fund terrorist activities and would enable Israel to closely control the use of funds accruing to the Authority from sale of the gas. Peritzsky added that, by Israel agreeing to a long term, 20 year gas purchase contract with the Egyptians for substantial amounts of gas, the arrangement currently favored by Sharon, the effect would be the effective destruction of the Israeli gas exploration industry and the establishment of an economic dependence on Egypt which has already admitted that its actions in the future might be affected by political developments.

April 15, 2004 - Last Minute Delay of Consideration by IEC Board of Gas Purchase Contract for Egyptian Gas - Delay Follows Reports of Strong Objection to the Contract by Ministries of National Infrastructures and Finance.

At the last moment, the IEC Board meeting at which the long-term gas purchase contract with EMG, the Egyptian - Israeli pipeline consortium, to purchase Egyptian gas valued at some $2 billion was put over. It was reported that the delay followed recognition by IEC's Chairman, Eli Landau, that there was not the necessary majority to approve the contract in its proposed form.

Both Infrastructures Minister Peritzsky and senior officials in the Ministry of Finance strenuously objected to the proposed agreement and particularly to the Egyptian demand that IEC or the Government of Israel provide a $180 - $200 MM bank letter of credit to ensure that the on-shore gas pipeline network would be in place as planned by mid-2006 when the Egyptian gas was to be available. The Ministries of Infrastructure and Finance objected to this demand as being inappropriate in what was essentially a government to government arrangement. They also insisted that it was really IEC that had to be protected by a bank guarantee to ensure that the Egyptians would stand by the commitment to supply the gas and not turn the spigot off for political reasons at some future time. EMG apparently said that the Egyptian government would provide a letter confirming its commitment to supply gas for the length of the contract. The Ministries and certain IEC directors argued that this was far from adequate protection considering the required Israeli investment in the on-shore gas pipeline network, arguing that if the Egyptians were demanding a bank guarantee, Israel should receive one as well. To date, EMG has refused to provide a guarantee.

April 11, 2004 - Ministerial Committee Recommends that British Gas Be Israel's Third Supplier of Natural Gas and that Incentives Be Granted for Continued Natural Gas Exploration in Israel.

The Ministerial Committee for the development of the Natural Gas Sector, consisting of Minister Meir Shitreet, Minister in the Finance Ministry responsible to energy and infrastructure, Minister of National Infrastructures Peritzsky and the Director General of the Prime Minister's Office Avigdor Yitzhaki, recommended yesterday that British Gas be Israel's third supplier of natural gas. The other two suppliers being the Israeli - American Yam Tehtys consortium which discovered the gas fields off-shore Israel, and EMG, the Egyptian-Israeli pipeline company holding the concession to transport and sell Egyptian gas to Israel. Minister Peritzsky said that, under the Committee's recommendation, BG would be permitted to conduct negotiations to sell gas from its fields off-shore Gaza to any commercial or industrial entity, including independent power producers and government companies. The Minister added that the Committee also adopted another recommendation intended to encourage investments in natural gas exploration in Israel. The encouragement would be in the form of a government undertaking to purchase a certain minimum amount of gas over a 10-15 year period. The Committee was concerned that Israel's existing reserves of natural gas, including those of Gaza, are limited and that it was necessary to avoid Israel's becoming captive to Egypt with its unlimited reserves in the event of a change in the political winds.

April 4, 2004 - Givot Olam Granted Production Lease.

Givot Olam announced today that the Petroleum Commissioner granted it a 30-year production lease on a portion of the acreage subject of its exploration license. Pursuant to the Israel Petroleum Law, the holder of a license is entitled to receive a lease upon a commercial discovery. Givot Olam's license is located just south of the license held by Zion Oil & Gas. Givot Olam had previously announced the discovery of an oil bearing structure containing an estimated 100 million barrels of oil in place, while noting that it faced substantial problems concerning the producability of the oil (see Sept. 11 and Oct. 19, 2003 items). Givot Olam's Meged wells are located 15 kilometers (9.3) miles southeast of Zion's Joseph Reef proposed location. The potentially productive zone in the Meged wells is a 20-meter zone of the Mohilla (a Triassic Age formation which Zion intends to drill in its first two planned wells.)

April 1, 2004 - Ginko Finds Shallow Gas and Some Oil at Dead Sea.

Ginko Oil Exploration announced today that is hit natural gas in its Zerach No. 1 well on the Dead Sea shore south of Kibbutz Ein Gedi. According to the announcement, at a depth of 363 meters (about 1,200 feet), Ginko struck a 7 meter section containing thermogenic associated gas and a small amount of oil. Ginko said that is was in contact with foreign consultants to ascertain the size of the discovery and the possibility of producing the gas. It also announced that it planned to deepen the well to 800 meters (about 2,600 feet) in an attempt to find possible additional productive horizons. Ginko was established about two years ago by a group of Israeli businessmen and had been in contact with the Rumanian oil company Petrom about its possibly taking an interest in the project.

March 30, 2004 - Isramco Announces Decision to Drill Off-shore Yam-3 Oil Exploratory Well.

Isramco announced today that partners holding over 38% of the working interests of the Med-Ashdod Lease agreed to participate in the drilling of the Yam-3 off-shore exploration well to potential oil bearing structure approximately 5,900 meters below the sea bed in 100 meters of water off Ashdod (see Feb. 16, 2004 item). Drilling of the well is conditioned on Isramco's ability to find additional participants for the well or on the existing participants' agreement to increase their participation. It has been reported in the press that certain members of the Isramco group with substantial cash reserves of cash may be interested in increasing their position. Isramco hopes to be able to commence the well before the end of 2004.

March 30, 2004 - Delek in Discussions to Move the Financing of the Yam-Tethys Project to Non-Israeli Banks.

The Delek group is reported to be discussing with several large European and American banks the refinancing of its majority position in the Yam Tethys off-shore gas project, currently financed by two Israeli banks. The size of the current financing is about $180 Million and is set to terminate in April 2005. Delek would like to reduce its reliance on Israeli banks and increase its exposure to the international financial community in the hope of interesting that community in the Israeli energy projects and markets.

March 3, 2004 - Lapidoth and Ginko Sign Drilling Contract for Shallow Well Near Ein Gedi

Lapidoth Israel Oil Prospectors Ltd., the Israeli drilling contractor, announced today that it signed a drilling contract with Ginko Oil Exploration to drill a shallow exploratory well in the Ein Gedi region of the Dead Sea. According to Lapidoth it expects to receive income of approximately $670,000 for drilling the well which was previously reported to be targeted to 800 meters. Lapidoth also reports that Ginko plans to drill four additional shallow wells in the area and has granted Lapidoth a right of first refusal to act as drilling contractor for the wells. Ginko holds exploration licenses covering approximately 170,000 acres in the Dead Sea area. (See Jan. 21 item.)

March 2, 2004 - Petroleum Commissioner Extends Yam Tethys Exploration Licenses

Members of the Yam Tethys consortium announced today that the Petroleum Commissioner had extended the consortium's three off-shore exploration licenses which were set to expire at the end of April 2004 through December 31, 2005. In extending the licenses, the Commissioner also approved a new work program which requires the consortium for present a drillable prospect and drill by the end of 2005 a well targeted at least to 200 meters into the Mesozoic. If the well is drilled the licenses will be extended by one year beyond the completion of drilling. (See Feb. 25 item.) In addition to the licenses involved, the Yam Tethys consortium holds two 30 year production leases for the Mari-B and related gas fields.

March 1, 2004 - IEC Asks Israeli Government to Resolve Open Issues on Gas Contract with Egypt

The Israel Electric Company requested that the Economic Affairs Cabinet of the Israeli Government convene to consider and resolve the open issues delaying execution of the contract with EMG to import Egyptian natural gas into Israel. Those issues are: (1) IEC's demand that the Israeli government commit to a date by which the Israeli on-shore pipeline network will be ready for operation, as without such commitment IEC cannot commit to a date to commence buying gas from Egypt. IEC has requested that mid-2006 be set as the target date. (2) EMG's status for Israeli income tax purposes. As a foreign corporation with almost all its activity outside of Israel and only a short portion of the pipeline in Israeli waters, EMG demands an exemption from Israeli income taxes. (3) Requiring Israeli independent power producers to purchase from IEC excess gas currently estimated to be as much as one-half of IEC's purchases from Egypt. Without such arrangement, IEC will have to increase consumers electric rates to pay for excess purchase commitments to EMG. (4) IEC's demand to receive from EMG a guarantee that the Egyptian gas will be available for sale to Israel. The guarantee will serve as a counter-guarantee to EMG's demand that IEC provide bank guarantees of $200 - $300 MM to cover IEC's commitments to purchase gas sufficient to cover the cost of EMG's building the pipeline. The Egyptians have still not indicated whether they would provide such a guarantee. (See Feb. 17, 24 and 27 items.)

February 29, 2004 - National Planning Commission Authorizes Solar Energy Plan

After years of discussion, it was reported that the Israel National Planning Commission authorized preparation of a national development plan for establishment of a 500 Mw solar energy power plant on 2250 acres of desert plateau 40 km south of Be'er Sheva. On completion, the plant would supply 2% of Israeli's energy needs as required by the Kyoto Treaty on the environment. The first stage of the project calls for construction of a 100 Mw plant on about 450 acres at a cost of about $230 MM. The technology to be used will be the "hyperbolic trough" where fields of mirrors concentrate the sun's rays towards an oil filled glass pipe. The technology was developed by Solel, an Israeli company which has already built nine similar plants in California.

February 27, 2004 - IEC to Finance $220 MM Off-Shore Gas Pipeline - American Contractor to Lay the 30 inch Line

The Ministries of Finance and National Infrastructures reached agreement with IEC that IEC would finance the construction of the planned off-shore gas pipeline from Ashdod to the Habonim Beach near Atlit and from there to the Hagit power plant on Mt. Carmel. The estimated cost of the line is $220 MM. IEC will raise the funds by issuing corporate debentures on the Israeli international markets. It was also agreed that the project's cost would be repaid by set-off against the monies to be paid by IEC to the Israeli national gas company, Neteivei Gas, for transporting the gas to IEC's plants. IEC announced that the America engineering firm Horizon Off-Shore Contractors ("HOC") won the tender to lay the pipeline. The contract is valued at $100 MM. In addition to the Hagit power station, the 97 km, 30 inch pipeline is intended to supply gas from the Yam Tethys off-shore gas fields to IEC's Reading station in Tel-Aviv and to industrial users in Hadera and the Palmachim coast. The line is scheduled for completion at the end of 2004 and gas is scheduled to start flowing in early 2005. Following completion of the pipeline, about 30% of Israel's electricity production will be gas fired.

February 27, 2004 - Gas Purchase Negotiations between IEC and Egyptians Deadlocked

The IEC negotiating team in Egypt to finalize the gas purchase agreement with EMG, the Israeli-Egyptian pipeline company, and the Egyptian government returned empty-handed from Egypt after the failure of what was supposed to be the round of negotiations. The key stumbling block was the Egyptian demand for a $200 - $300 bank guarantee from IEC to cover the cost of the pipeline should IEC fail in its undertaking to buy the gas. The IEC Board rejected the Egyptian demand. (See Feb. 17 item.) The Israeli Ministries of Finance and Infrastructures also reject the Egyptian demand. An additional item on the agenda was IEC's demand that it be able to sell up to half of its purchase obligations to independent power producers and issues relating to the schedule for constructing the on-shore segments of the Israeli natural gas transportation network.

February 25, 2004 - IEC's Eshkol Power Plant Switches to Natural Gas

On February 23, after innumerable delays, IEC finally turned the switch and started producing electricity using natural gas as a feedstock. In celebrating the occasion, Ya'acov Razon, IEC's Managing Director, announced that within the coming six years about 60% of Israel's electricity would be produced in natural gas fueled plants. The next power station to be converted to natural gas is Tel-Aviv's Reading station at the end of 2004. The Haifa power plant is scheduled for conversion in 2007. The gas will replace IEC's use of diesel and residual fuel oil.

Febraury 25, 2004 - Yam Tethys Updates and Increases Mari-B Development Budget to $326 MM and Proposes 2004 Exploration Budget of $24 MM

In their annual report to shareholders, the Israeli members of the Yam Tethys consortium announced the increase of the development budget for the off-shore Mari-B field from the originally approved $297 MM to $326 MM of which $15.5 MM was to be expended in 2004. It was also disclosed field development operations on the Mari-B field have been completed with the construction and licensing of the on-shore gas processing facilities near to Eshkol power plant in Ashdod. The partners also announced that the operator of the consortium, Nobel Energy Mediterranean Ltd. (formerly Samedan Mediterranean) has proposed an exploration and operating budget for 2004 of $24 MM. This budget is being studied.

February 24, 2004 - Strong Opposition in Egyptian Parliament to Israeli Gas Deal - Demand Negotiations Stop

Fifteen members of the Egyptian Parliament from various parties demanded that the Egyptian government stop all contacts to sell gas to Israel. They demanded that the parliamentary Committee for Industry be convened to discuss expanding the export of gas to American, European and Arab markets, but not Israel. The members of parliament claim that negotiations with Israel violate a resolution of the Egyptian government in 2000 to freeze all economic and commercial contacts with Israel in support of the Palestinian intifada. They feel that the importance of the resolution is underscored the need to oppose the construction of the Israeli security fence. The members claim that the Egyptian parliament will not permit the government to sign the agreement. They demand also that Egypt stop selling oil to Israel.

February 22, 2004 - Israeli Gas Commission Sets Gas Transportation Rates - IEC : They're Too High

The Israeli Natural Gas Commission set the rates for transport of natural gas, thus ending the weeks of fighting between the Authority and the Israeli Electric Company. These disputes were one of the causes for the delay in commencement of the flow of gas (See Jan. 19 item). According to the Ministry of National Infrastructures, the rates were set to cover the cost of the off-shore pipeline which is being financed by IEC, including the connections to the coastal power stations and annual operating costs of $5.2 MM. The tariff fixed is composed of NIS 0.223 (US$0.05) per MMbtu for transportation costs and NIS 0.743 (US$0.17) for capacity costs. The rates are U.S. dollar linked. IEC is reported to be unhappy with the rates as being too high, over twice as high as those originally discussed. The company argues that the high rates will offset the low gas costs and, as a result, electricity rates will not be able to be lowered.

February 19, 2004 - Chairman of the Israeli Electricity Commission Objects to the Israeli-Egyptian Gas Deal as Illegal

In a letter to the Minister of National Infrastructures, David Asous, Chairman of Israel's Electricity Commission, vehemently attacked the Israeli-Egyptian gas purchase transaction. Asous took particular exception to the possibility that IEC would give the Egyptians a $300 MM bank guarantee and the possibility that half of the gas to be purchased by IEC would be sold to independent power producers which were intended to compete with IEC in the future. Asous argued that these provisions are illegal, they violated provisions of the Electricity Sector Law and government decisions on the future structure of the electricity sector in Israel, as well as basic principles intended to enhance competition in the Israeli electricity and natural gas sectors. He also expressed concern that the provision by IEC of bank guarantees of that size would cause Israeli and international credit rating agencies further concerns with IEC's financial stability and result in increasing IEC's cost of money and, as a result, electric rates to consumers.

February 17, 2004 - IEC Board Postpones Approval of Deal with EMG for Purchase of Egyptian Gas - Key Open Issues: Egypt's Demand for Bank Guarantees and IEC's Ability to Sell to Third Parties - Tax Issues Being Negotiated

It has been reported that at its Feb. 15 meeting, IEC's Board of Directors postponed until next week a decision whether to approve the term sheet for a gas purchase contract with EMG, the Israeli-Egyptian gas pipeline consortium with the concession to sell Egyptian gas to Israel. Under the deal being negotiated, IEC will commit to purchase 1.7 BCM (60 Bcf) of Egyptian gas annually for 17 years on a take or pay basis. Given the delays in constructing the on-shore portions of the Israel national natural gas pipeline network and in connecting IEC's inland plants to the pipeline, as well as the expansion of Israel's Independent Power Production ("IPP") sector, the IEC board is concerned that it will have problems accommodating all of its commitments under this contract in addition to its commitments to the Yam Tethys group. As a result, IEC has proposed to sell some of its gas IPP's in Israel, including the Dorad group which plans to built a power plant south of Ashkelon on the Israeli coast (see July 12, 2003 item). The subject is being reviewed by the Prime Minister's office.

The IEC Board is also concerned about the implications of providing the bank guarantees being demanded by the Egyptians and the effect that would have on IEC's obligations to the Yam Tethys group (see Feb. 13, 2004 item)

In the meantime, representatives of EMG have been meeting with Israeli income tax authorities and senior officials in the Prime Minister's office to resolve various issues relating to EMG's potential liability to pay Israeli income taxes as a result of the fact that part of its pipeline will be laid in Israeli territorial waters and will have an Israeli landfall.

February 16, 2004 - Isramco Led "Med Ashdod" Consortium Declares "Nir 1" Well Non-Commercial - Two New Off-Shore Drilling Prospects Presented

It was announced today that at a meeting on February 15, 2004, the members of the Isramco-led "Med Ashdod" Consortium decided to abandon the Nir-1 well as non-commercial. The Nir-1 well was drilled in 2000 and a discovery declared on the basis of its results. The disappointing results of the Nir-2 (see Nov. 19, 2003 item) and the follow up re-evaluation of the Nir-1 well apparently led to the decision taken yesterday.

At the same meeting, Isramco presented two new off-shore oil prospects to the members of the consortium: (1) the "Nitzanim-1" proposed to be drilled to a depth of 5,300 meters in 55 meters of water at an estimated cost of $35 million, and (2) the "Yam-3" proposed to be drilled to a depth of 5,900 meters in 100 meters of water at an estimated cost of $40 million. Isramco requested that its partners decide which prospect to pursue by March 17, 2004. According to press reports, the members of the consortium are tending to approve the Yam-3 well. Current schedules call for the well to be spudded during 2004.

February 15, 2004 - IEC Employees Agree to Connect Eshkol Power Plant to Gas Pipeline

Following mediation by IEC's Chairman, Eli Landau, and the Director General of the Ministry of Finance, IEC's union agreed to halt sanctions declared in January which have resulted in the inability to connect IC's Eshkol's power plant in Ashdod to the natural gas pipeline from Yam Tethys' Mari-B off-shore gas field (see Feb. 4, 2004 item.) With the dispute resolved, there remains only the dispute between IEC and Netivei Gaz concerning the transportation rates. (see Jan. 19, 2004 item). Negotiations to find an interim resolution of the problem are being conducted by IEC's Chairman, Eli Landau.

February 15, 2004 - Palestinian Authority Plans Gas Pipeline from Northern Sinai to Power Plants in Gaza

Officials in the Palestinian Authority announced that it is planning to build a 45 kilometers on-shore pipeline from El-Arish in the northern Sinai to Gaza City. The pipeline which is estimated to cost between $18-20 million to build will be used to supply Egyptian gas to Gaza's power plants until such time as British Gas' off-shore gas fields can be developed. This development has been stalled as a result of Israel's refusal to buy gas from Gaza (see Aug. 19-21, 2003 item), given that the small Gazan market does not justify the $400 million investment which would be necessary to develop that field. Currently, Gaza produces 90 Mw of electricity itself with plans to expand its capacity to 140 Mw. Possible further expansion of Gaza capacity to 280 Mw is currently under study, as is the possibility of selling excess production to Israel.

February 13, 2004 - IEC to Provide Egypt with a $200-$300 Million Bank Guarantee - Yam Tethys Demands Equal Treatment Minister Accuses IEC with Delay in the Flow of Gas

According to press reports, IEC has agreed to Egypt's demand that it provide Bank Guarantees of between $200-$300 million to support its commitments to purchase $1.5-$2 billion of Egyptian gas over a 15 year period, notwithstanding the objections of Yoseph Peritzsky, Israel's Minister of Infrastructures. Egypt has been demanding the guarantees to support EMG's (the Egyptian-Israeli gas pipeline venture) to build an off-shore pipeline from the Egyptian gas fields to Israel (see Dec. 4, 2003 item).

Following these reports, it was reported that the Yam Tehtys consortium intends to demand that it too be provided a bank guarantee to support IEC's long term take or pay commitments to purchase gas over an 11 year period from the Mari-B off-shore field. Yam Tethys, which has invested some $500 million in production and transportation facilities to provide gas to IEC, claims that it be treated on a non-discriminatory basis with EMG. It claims that it was forced to lower its price proposal to meet that of EMG prior to IEC's agreeing to sign a gas purchase contract with it, such that it should now be provided with the same performance guarantees as to be provided to EMG. It further points out that while EMG has yet to sign a contract, not only has Yam Tethys signed a contract, but IEC is already in default under the contract which provided that gas purchases commence on January 1, 2004, whereas IEC has yet to commence purchases.

In the meantime, Minister Peritzsky publicly accused IEC as causing the delay in commencement of the flow of gas from the Mari-B field to the Eshkol power plant in Ashdod. The Minister claims that the delays costing $30,000 a day in increased fuel costs and related expenses. IEC and its sister government company, Netivei Gaz, are in a dispute over gas transportation rates, with Netivei Gaz demanding between 80-100 cents per MMBTU and IEC willing to pay 25 cents per MMBTU, the price which had been discussed several years ago. The price increase purportedly results from the added costs of the pipeline network following the decision to build an off-shore as well as an on-shore network at a cost of an additional $100 million and the smaller throughput than originally projected (see Jan. 19 item). Minister Peritzsky questions why IEC does not agree to commence the flow of gas while the rate dispute is being resolved. IEC Chairman, Eli Landau, refused comment saying that IEC does not negotiate in the press.

February 4, 2004 - Problems Continue to Delay the Israel Natural Gas Pipeline Project

Gas has still not commenced to flow from Israel's off-shore Mari gas field to the IEC Eshkol power plant in Ashdod. With disputes over the transportation fee still unresolved, IEC employees who are in a dispute with the IEC and the Israeli government over restructuring of IEC looking towards the privatization of Israel's government-controlled electric monopoly (see Jan. 19, 2004 item) have filed a claim to the effect that the Eshkol plant does not meet safety standards for operation as a gas-fired plant. They claim that plant and its new gas generating equipment fail to meet the standards of the British engineering company retained by IEC to conduct a risk analysis of the plant and that the risk to the workers' safety is "very high". The employees have also requested copies of all documents relating to resignation of the Dutch company, GasUnie from its position as operator of the pipeline, following its claim that the pipeline itself failed to meet safety standards (see Dec. 24, 2003 item). IEC has established a committee of senior officers to investigate the workers' claims.

In the meantime, an Israeli court rejected the award to the Anglo-American international engineering company, Parsons Brinkerhoff International, of a tender issued by the Ministry of National Infrastructures in late 2002, to supervise the purchase of equipment, construction and operation of the on-shore segments of the pipeline network. The tender was awarded in December 2003 and challenged in January 2004 by an Israeli engineering company alleging the PBI failed to meet several basic criteria set by the tender documents. In order to reduce the delays in the construction of the network expected to result from cancellation of the award, it has been decided to contract with Parsons Brinkerhoff for about 30% of the works subject to the tender in any case.

Finally, it has been reported that following the recent approval of the right-of-way for the on-shore portion of the pipeline by the National Planning Commission, it was discovered that, at several points, the pipeline's right of way crossed the approved right of way of Israel's expanding railway network. As a result of the serious safety implications of this situation, it has been decided to re-plan the pipeline's right of way which will further delay the commencement of its construction.

January 21, 2004 - Ginko Awarded Exploration Licenses and Preliminary Permit in Dead Sea and Northern Arava

Ginko Oil Exploration Ltd. Partnership was awarded two Exploration Licenses and two Preliminary Permits by the Petroleum Commissioner in early January. The two Exploration Licenses cover approximately 190,000 acres in the Dead Sea area both on- and off-shore from north of Ein-Gedi to south of Sodom, an area for which Ginko held a Preliminary Permit since June 2002. Ginko was also awarded two new Preliminary Permits, one covering about 240,000 acres in the Northern Arava stretching southward from its Dead Sea Licenses and the other covering about 33,000 acres on the Mediterranean coast between Rishon Le-Tzion and Ashdod.

As previously reported (see item Jan. 1, 2004), Ginko is planning to drill three wells in areas under its Licenses - an 800 meter strategraphic test near Ein Gedi and two exploratory wells, one to 2,700 meters and one to 3,000 meters.

January 20, 2004 - Alstom and Indian Government Considering Participation in the Billion Dollar Israeli Wind Tower Renewable Energy Project - First of its Kind in the World

Alstom, the multinational heavy industrial manufacturing company based in France, is reported by Dr. Michael Beyt, Chief Scientist in the Ministry of National Infrastructures, to be in contact with the Israeli government and Haifa University concerning possible participation in the Israeli Wind Tower renewable energy project. According to Dr. Beyt, Alstom has concluded that the economics of both the technology and the project are sound. It is estimated that the required investment in the project, the first of its kind in the world, is a Billion Dollars. Alstom intends to raise the funds for its participation in the project through the research budgets of the European Union.

The Wind Tower is designed to produce large quantities of cheap, renewable energy in hot, dry desert areas. Its underlying concept is based on the principle that hot, dry air becomes heavy and sinks on absorbing humidity. If this air is in an enclosed space, the speed of the downdraft accelerates rapidly, causing a strong wind that can operate an electrical generating turbine. According to calculations, it is estimated that one Wind Tower can produce up to 800 mega watts of electricity.

The project plans, which are being developed by Prof. Dan Zaslavski of the Agriculture Faculty at Israel's Technion University, envisage the construction of a cylindrical tower 3,300 feet high with a 1,300 foot circumference open at both the top and bottom, in the Pithat Shalom region of Israel's western Negev desert. At the top of the tower, spray guns would be installed to seed the hot, dry air with water causing the heavy, humid air to rapidly sink to the tower's bottom, turning the turbines and producing electricity on the way.

According to Dr. Beyt, financial analyses indicate that the cost of producing electricity in a Wind Tower will be about 4.5 cents per kilowatt hour, about the cost of electricity produced using natural gas. Almost all of the cost will be a return of construction costs, as fuel costs will effectively be nil. The analyses also indicate that using sea water to humidify desert air in a Wind Tower will enable the cost of desalinizing the sea water to be reduced to 30 cents per cubic meter, about half the cost of coastal desalinization plants using conventional technology.

From the information available, the Israeli Wind Tower project will be a world first. Dr. Beyt believes that, if successful, the technology and project will be able to be marketed widely to countries with large desert regions around the world. Dr. Beyt confirmed that the Ministry was also in contact with the Government of India about possible Indian participation in the project.

January 20, 2004 - National Planning Commission Approves Construction of LPG Tank Farm in the Rishon Le-Tzion Area to Replace the Pi-Glilot Farm in Northern Tel-Aviv

The Israeli National Planning Commission approved the construction of a tank farm to store between 1,500 - 2,000 tons of liquid petroleum gas in the Shafdan area, south west of Rishon Le-Tzion. The site is intended to replace the Pi-Glilot tank farm on the Tel-Aviv - Ramat-Hasharon border which must be vacated by June 2004 pursuant a government decision and court order. The Commission's approval requires that the tanks to be built on the site be buried in earth and is conditional on the results of a seismologic study to quantify earthquake risk and a finding that constructing the farm on the site will not endanger the population in the surrounding communities, including Rishon Le-Tzion. It is to be required that the LPG be transported to the farm by underground pipeline from the Ashdod refinery and not by tanker trucks in order to reduce the chances of explosion. Notwithstanding the Commission's decisions, industry participants are highly doubtful that the farm will be built in the Shafdan area as a result of very strong political pressure being put on the government by the residents of Rishon Le-Tzion and surrounding communities.

January 19, 2004 - More Delays for the Natural Gas Project - IEC and Netivei Gaz in Dispute over Transportation Rates

Commencement of delivery of natural gas from the Mari-B field to IEC's plant in Ashdod faces yet another problem. Not only has the employees' committee of IEC refused to connect the pipeline to the plant as a result of a dispute concerning the proposed restructuring of IEC, a dispute has arisen between IEC and Netivei Gaz, the new Israeli government company which is responsible for constructing and operating the national natural gas transportation system, over the rates for transporting the gas from its landfall north of Ashdod to the Eshkol power station in Ashdod. Netivei Gaz informed IEC that the rate to transport the gas will be 57 cents per MMBTU, and not the previously announced 27 cents. IEC is reported as refusing to pay the increased rate which it says will raise the cost of natural gas by 20%. Shuki Stern, Director of the Natural Gas Commission which has been established to supervise gas transportation rates and service standards has said that the reason for the rate increase is the substantially increased costs associated with the construction of the 101 km off-shore pipeline from Ashdod to the Dor coast. This cost, estimated to be $260 MM, was not taken into account when the transportation tariffs were originally set. According to reports, the rate is being set so as to provide a return on investment of between 9% - 12% to Netivei Gaz and any future purchaser of the system upon its planned privatization following the acquisition by Netivei Gaz of the off-shore pipeline from IEC and the completion of the on-shore network.

IEC has refused to sign the gas transportation contract until the rate dispute is resolved.

January 15, 2004 - Dor Gas to Convert Motor Vehicle Fleets to LPG Fuel - Dor Gas Introduces New Technology to Protect Against Residential Gas Leaks

Dor Gas, of the Dor Alon Group, has started marketing LPG fueled motor vehicles in Israel. The company hopes to open its first LPG fueling station in the coming month in the Petach Tikvah area. The company is also working to ensure that the current tax incentives available for LPG fueled vehicles will remain in place over the long term. In an attempt to convince owners of large fleets to convert to LPG fueled vehicles, Dor Gas has joined forces with Japanauto, the Israeli importers of Subaru. Dor Gas intends, in the first stage, to open fueling stations in fleet staging areas. Down the line, stations would be opened in Dor and Alon gas stations around the country.

Dor Gas also announced the development of a device to automatically disconnect gas lines in the event of leaks and danger of gas explosions. The device, known as Gasotech was developed by an Israeli company, A.L. Hadas Technologies, and is intended for residential use. The system includes a device installed next to the gas meter and includes a sensor. If a pre-set danger level is sensed, an electric signal would disconnect the gas intake valve. Affiliates of Dor Gas' parent companies active in the Israeli and U.S. housing construction industries intend to introduce the devices into housing projects they are involved in.

January 14, 2004 - Minister Peritzsky Announces Intention to Reduce Israel's Strategic Fuel Reserves

Infrastructures Minister Peritzsky announced his intention to establish a committee to study the advisability of reducing Israel's strategic fuel reserve. Underlying the decision are the changes expected in Israel's energy sector with the introduction of natural gas as a major feed stock in Israel's electric power sector. The committee will study the required levels for crude oil and refined products, coal and gas for emergency use, the geographic dispersal of the reserves and the conditions for their maintenance. The committee is to complete its study and submit its recommendations by June. According to Peritzsky, Israel currently maintains huge fuel reserves that can be reduced without damaging the country's security and at a substantial cost savings.

January 13, 2004 - Ashdod to Be First City to Use Natural Gas from Mari-B Field Commencing in 2005

Ashdod, just north of which the pipeline from the off-shore Mari-B gas field makes land-fall, will be the first city in Israel in which industrial and large commercial users will be able to use natural gas from Israel's off-shore fields. Estimates are that such industrial and commercial use will be at the 250 MCM (8.8 Bcf) level annually. Conversion to gas from current reliance on heavy fuel and diesel oil will result in substantial cost savings to the industrial and commercial users and improve air quality in the city and surrounding areas.

According to reports of the Natural Gas Authority in the Ministry of National Infrastructures, the companies planning the natural gas distribution networks recently completed the plans for Ashdod. The Authority and the City of Ashdod announced that they would attempt to obtain expeditiously the necessary land use and zoning approvals so as to commence system operation in 2005, immediately following completion of the main transportation line from the land-fall of the off-shore pipeline to the city.

January 6, 2004 - Nobel Energy to Operate the Natural Gas Pipeline System

At its meeting yesterday, the Israeli government authorized Nobel Energy, the U.S. parent of the operator of the Yam Tethys consortium, to serve as operator of the Israeli natural gas transportation system on an interim basis.

Nobel Energy will receive the gas at the on-shore terminal of Yam Tethys' pipeline originating at the production platform in the off-shore Mari-B field and will transport the gas from there to the IEC Eshkol power plant in Ashdod. Nobel will act as the operator until a permanent operator is chosen by international tender to be issued by Neteivai Gaz, the Israeli national gas company.

With the approval of Nobel as the system operator, the Yam Tethys consortium will be able to start supplying gas to the Eshkol plant this week, subject to resolution of a labor dispute declared by IEC employees in the context of which the workers are refusing to light the burner.

January 6, 2004 - Director General of the Office of the Prime Minister: Supply of Egyptian Gas Will Commence in June 2006

The Director General of the Office of the Prime Minister, Avigdor Yitzhaki, told the Knesset Economics Committee that the Egyptian Foreign Minister told Prime Minister Sharon in a meeting two weeks ago that the sale of Egyptian natural gas to Israel will go through and Egypt's commitment to the agreement between the two countries is firm. Yitzhaki emphasized the strategic nature of the agreement as reflecting on the political relations between Egypt and Israel.

In the Committee meeting, concern was expressed about construction of the on-shore segment of the Israeli pipeline network. Representatives of the natural gas companies, including Yam Tethys, Merhav and British Gas, all confirmed that they would be willing to contribute know-how and money to the on-shore project.

Infrastructures Minister Peritzsky said that he did not object to three suppliers of natural gas operating in the Israeli market in light of the anticipated increase in demand over the coming 15 years.

January 5, 2004 - Israel to Build 10 Natural Gas-Fired Power Plants

Eli Ronen, Director General of the Infrastructures Ministry, announced at an investment seminar today that in the coming six years, Israel would build 10 natural gas-fired electric power plants at a cost of some $4 billion. Eight of the plants would be built by the Israel Electric Company and the other two plants by the private sector, probably the Ofer group. In addition, Mr. Ronen said that consideration was being given to building an additional 2 gas-fired independent power plants, one in the Dead Sea area and one in Ashkelon.

Ronen told the conference that the gas-fired plant in Ashdod would commence operation in the coming days with supplies coming from the off-shore Mari-B field and that construction of another gas-fired plant in Ashdod would commence shortly. IEC and the Israel Gas Company ("Neteivai Gaz"), he said, each plan to invest about $250 MM in a gas pipeline from Ashdod to the Tel-Aviv power plant and from there to the Dor coast and from there to the Hagit plant on the Carmel, Haifa and the Jordan Valley. He also said that 70% of the pipeline's throughout would be intended for IEC power plants and 30% for other users, and that it was intended to finance pipeline construction using the 10-15 year gas transportation contract to be signed between IEC and Neteivai Gaz as collateral.

As a result of the introduction of natural gas as a basis element in IEC's fuel stock mix, Ronen said that the Oil Refineries would have to invest about $350 MM over the coming two years to construct new production lines. This is necessitated by the drop off of IEC's use of heavy fuel oil as a major fuel source. Today IEC's buys about 3 MM tons of heavy fuel oil from the Refineries. Plans are being put in place to export part of this amount.

January 5, 2004 - Petroleum Commissioner Rejects Yam Tethys Interest in Acquiring Rights in BG's Gal B/Tamar License

It was reported that the Yam Tethys consortium inquired about the possibility of acquiring part of the rights in the off-shore Gal B/Tamar License. The Gal B/Tamar License is located about 100 km off-shore Haifa in water depths of 1500 meters. The license's operator is British Gas which holds a 25% interest in the license.

Since the return by various Israeli participants of 39% of the rights in January 2003, due to the projected costs and perceived risks of the venture, BG has been searching unsuccessfully for additional partners to participate in the proposed exploratory well (see Feb. 5, Aug. 15 and Sept. 26, 2003 items). The Yam Tethys group first indicated an interest in participating in the project in February 2003 (see Feb. 12, 2003 item). The renewed interest apparently was expressed after the Petroleum Commissioner agreed to extend the term of the license by a year through the end of 2004 in order to give BG an additional opportunity to interest additional participants in the project and BG's expressed willingness to increase its position to 35%. According to seismic surveys conducted by BG, a structure potentially containing between 70-100 BCM (2.5 - 3.5 Tcf) of gas underlies the license, twice the reserves of Israel's existing off-shore fields, which are for the most part owned by Yam Tethys.

According to the reports, the Petroleum Commissioner said that he would not approve a request by Yam Tethys to acquire rights in the Gal B/Tamar License because of concerns of possible conflicts of interest and his desire that off-shore exploration be conducted by at least two independent groups with no cross-ownership positions.

January 5, 2004 - Natural Gas Has Not Started to Flow from Yam Tethys' Mari-B Field to the IEC Ashdod Power Plant

According to reports in the press, January 1 has come and gone without natural gas flowing from Yam Tethys' off-shore Mari-B field to the IEC gasfired generating plant in Ashdod. Under the gas purchase contract signed between IEC and Yam Tethys, delivery of gas was to commence no later than January 1, 2004, failing which Yam Tethys was to bear a $100,000 per day delay charge.

The cause for the delay apparently lies with GasUnie's resignation as operator of the on-shore segment of the pipeline following the permitting of the off-shore pipeline and related facilities for operation over GasUnie's objection (see Dec. 24, 2003 item). According to the reports, Yam Tethys hopes that Noble Energy, the U.S. parent of the operator of the Yam Tethys consortium, will shortly be approved as the interim operator of the pipeline.

January 4, 2004 - Representatives of IEC Leave for Cairo to Continue Gas Purchase Negotiations with Hope that a Memorandum of Understanding Can Be Signed by the End of January

Following a break of a month in negotiations between Israel and Egypt on the possible purchase of Egyptian gas by the Israel Electric Company (see Dec. 4, 2004 item), IEC's Managing Director, Joseph Razon, and the president of the Israeli participant in the EMG pipeline, Yossi Meiman, flew to Cairo to continue negotiations toward the signing of a 15 year gas purchase contract pursuant to which IEC will buy 25 BCM (882.5 Bcf) of Egyptian gas.

Sources in IEC close to the negotiations said that issues concerning the Egyptian demands for bank guarantees from IEC which surfaced in the last round of negotiations were close to resolution. The sources say that no legal document will be signed on this trip and that several additional meetings will be necessary before a memorandum of understanding can be signed. Completion of a binding Gas Purchase Contract will take several more months.

January 1, 2004 - Dani Vardi Appointed Managing Director of Israel Gas Company

Dani Vardi was appointed as the first Managing Director of the Israel Gas Company, the government company established to build and operate the natural gas transportation system. The company was established following the failure of the international tender issued in 2000 and will operate the system until the government feels the system has reached a stage where it can be sold to the private sector. Upon the establishment of the Natural Gas Authority in the Infrastructures Ministry in the mid-1990's, Vardi served as its first director and later served as an outside consultant to the Authority. Over the last two years, he has acted as GazProm's representative in Israel.

January 1, 2004 - Ginko Oil Exploration Applies to Convert Its Dead Sea Permit to a License - Negotiating with the Romanian National Oil Company to Invest in the Project

Ginko Oil Exploration, an Israeli company holding a Preliminary Permit to conduct preliminary petroleum exploration activities in the Israeli portion of the Dead Sea and surrounding coastal areas, has applied to convert its Permit into an Exploration License. Ginko proposes to drill two structural wells to 800 meters near the Ein-Gedi kibbutz, following which, according to reports in the press, it proposes to drill two exploratory wells to 2,700 and 3,000 meters. Ginko's application is currently under review by the Petroleum Commissioner and a decision on the application is expected shortly.

Reports in the press disclose that Ginko is in advanced stages of negotiations with PetRom, the Romanian national oil company, to sell to PetRom up to 49% of Ginko's rights in the project. According to the reports, if the negotiations are successful, PetRom, which is also a petroleum drilling contractor with advanced drilling equipment, would likely act as contractor for the project, enabling the drilling more wells, at lower cost, than would otherwise be possible given the limited availability of rigs in Israel.

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